Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

July 18, 2025
VIA EDGAR

Re:	Blue Owl Digital Infrastructure Trust
Registration Statement on Form 10-12G
Filed June 10, 2025
File No. 000-56758
Ms. Pam Howell and Ms. Isabel Rivera
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ladies and Gentlemen:
On behalf of Blue Owl Digital Infrastructure Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”), marked to show changes from the Registration Statement filed on June 10, 2025. The Company has prepared Amendment No. 1 to respond to the Staff’s comments in its letter dated July 7, 2025, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.
In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.
Registration Statement on Form 10-12G filed June 10, 2025
Item 1. Business, page 6
1.We note that you may invest in non-real estate investments that are related to your digital infrastructure investments, including investments related to your customers, and that you may also invest in derivatives. Please clarify the types of investments this would entail, including whether investments relating to your customers could include investing in digital assets or digital asset derivatives. In addition, please clarify the meaning of

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-2-	July 18, 2025
“adjacent verticals” to the digital infrastructure system identified as an investing target on page 7.
Non-real estate investments that are related to the Company’s digital infrastructure investments, including investments related to the Company’s customers, may include investments that do not involve the ownership of property but instead focus on services, technology or business interests that support digital infrastructure, for example, service providers to or operators of digital infrastructure assets, loans to or equity investments in customers or developers in relation to digital infrastructure investment, and investment in infrastructure in support of data centers and other digital infrastructure, such as power and utility infrastructure and other similar investment structures. In each case, such investments would be subject to the Company maintaining its status as a real estate investment trust. The Company may also enter into derivatives transactions, including futures contracts, options, forward contracts and swaps, however, derivatives are not intended to be a substantial component of the Company’s investment strategy. The Company confirms that any investments related to its customers will be limited to digital infrastructure-related assets and will not include digital assets more broadly or digital asset derivatives.
Additionally, “adjacent verticals” as stated on page 8, refers to other digital infrastructure assets the Company expects to invest in beyond the data center space, which may include other technology and connectivity-related real assets (including fiber, towers, and other connectivity-related infrastructure), raw land, and data center development projects.
Allocation of Investment Opportunities, page 25
2.Please revise to more clearly explain whether there is a formal allocation policy between you and the Other Blue Owl Accounts, quantify the number of Other Blue Owl Accounts that have priority over you for investments, and disclose the amounts that such Other Blue Owl Accounts have available for investments in your targeted acquisition opportunities. In this regard, we note the statement that “these Other Blue Owl Accounts will, from time to time, have priority over us with respect to such investment opportunities.”
The Company has revised the disclosure on pages 25-26 to disclose that the Adviser maintains an allocation policy between the Company and Other Blue Owl Accounts, to quantify the number of entities that will have priority over it for investments, and to disclose the amounts that Other Blue Owl Accounts have available for investment in digital infrastructure assets.
Share Repurchase Plan, page 27
3.Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-3-	July 18, 2025
Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNNREIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your plan is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.
The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase plan (the “Repurchase Plan”). The Company believes the Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance. By way of illustration, below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc. (SEC No-Action Letter dated September 12, 2016) (“BREIT”) and Griffin Capital Essential Asset REIT II, Inc. (SEC No-Action Letter dated September 20, 2017) (“Griffin”). As shown below, the Company’s Repurchase Plan contains substantially each of these key features.

Key Features of the Repurchase Plan	BREIT	Griffin	The Company
•All material information relating to the Repurchase Plan will be fully and timely disclosed to all shareholders. The terms of the Repurchase Plan will be fully disclosed in the Offering Memorandum and the most recently determined NAV per share for each class of the Company’s common shares will always be available on the Company’s website and toll-free information line.[1]
	√	√	√
1 We note that each of Griffin and BREIT conducted continuous public offerings of common stock that were registered under the Securities Act, and, accordingly, disclosed the terms of its respective programs in a prospectus or supplement thereto, while the Company is conducting a continuous private offering of its common shares exempt from registration under the Securities Act. Therefore, the Company will provide substantially the same disclosure in its Offering Memorandum. We do not believe the registered or private nature of the offering is determinative, as the condition relates to the disclosure of the program terms to investors in the disclosure document provided to such investor at the time the investor makes an investment decision. See also, e.g., Broadstone Net Lease Inc. (relying on existing no-action letter relief in connection with its repurchase program, while conducting a continuous private offering of its common stock).

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-4-	July 18, 2025

•The Company will not solicit repurchases under the Repurchase Plan other than through the Offering Memorandum and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common shares. Shareholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation, or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.
√	√	√
•Shares will be repurchased quarterly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common shares.[2]
√	√	√
2 While BREIT’s program provided for the repurchase of shares on a monthly basis, the Company’s Repurchase Plan is consistent with Griffin in this respect, which provided for quarterly repurchases. We also note that, while each of BREIT and Griffin undertook to file prospectus supplements with the SEC with such frequency as is required by the Securities Act, disclosing the historical NAV per share of each class of shares, the Company intends to file a Form 8-K under the Exchange Act, or otherwise disclose to all shareholders each quarter the applicable repurchase price to ensure each shareholder receives substantially the same information that would otherwise be included in the Company’s prospectus supplement if it was undertaking a registered offering under the Securities Act. For each calendar quarter, the Company intends to set the repurchase deadline as a date that is no less than 10 business days following the date on which the repurchase price for such quarter is disclosed to investors, both of which, the applicable repurchase price and the repurchase deadline for such quarter, is expected to be included in a Form 8-K filed by the Company or otherwise disclosed to all shareholders. Consistent with the BREIT program, in the unlikely case that the repurchase price for the applicable quarter is not made available by the tenth business day prior to the last business day of such quarter (or is changed after such date), then no repurchase requests will be accepted for such quarter and shareholders who wish to have their shares repurchased the following quarter must resubmit their repurchase requests.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-5-	July 18, 2025

•Repurchases will be made on a quarterly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable quarter and will be the same for all shares of the same class repurchased in a given quarter.[3]
√	√	√
•Repurchases under the Repurchase Plan will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the quarter the repurchase is effected) is 5% of the combined NAV of all classes of the Company’s common shares as of the last calendar day of the immediately preceding month of the applicable quarter.[4]
√	√	√
•If the quarterly volume limitation is reached in any given quarter or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular quarter, repurchases under the Repurchase Plan for such quarter will be made on a pro rata basis.[5]
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•Shareholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable quarter. [6]
√	√	√
3 See supra note 2. We note that pursuant to the Company’s Share Repurchase Plan, the repurchase price normally will be paid within three business days following the close of the repurchase deadline, which is generally the third business day of the last month of the applicable quarter.
4 As a result of monthly repurchases, the BREIT program provided for a 2% limitation in any given calendar month and a 5% limitation for any calendar quarter, while the Griffin relief provided for a limitation of 5% of the aggregate NAV of the outstanding shares of all classes of shares as of the last calendar day of the previous calendar quarter. The Company’s Share Repurchase Plan limits total repurchases to 3% of average aggregate NAV per calendar quarter, and believes basing quarterly limitation on the average aggregate NAV as of the end of the immediately preceding three months is more appropriate, as it provides for a current record of the Company’s NAV.
5 See supra note 2.
6 See supra note 2. We note that the Company requires any withdrawal request to be received by 11:59 p.m. (Eastern time) on the third business day of the last month of the applicable calendar quarter.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-6-	July 18, 2025

•Material modifications, including any reduction to the quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a supplement to the Offering Memorandum, or periodic report filed by the Company, as well as on the Company’s website.[7]
	√	√	√
•There will be no established regular trading market for the Company’s common shares. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.
	√	√	√
•The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of trustees. The Company is structured as a perpetual life entity and has no intention of listing its shares for trading on an exchange or other trading market.
	√	√	√
•The Repurchase Plan is open to all shareholders.	√	√	√
4.It appears that you may conduct the share repurchase plan during the continuous private offering of shares described beginning on page 28. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase plan in determining whether the plan is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. To the extent you have questions regarding your plan, you may contact the Division of Trading and Markets at 202-551-5777.
The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Share Repurchase Plan and (ii) considering all of the elements of the Repurchase Plan in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter, dated October 22, 2007, granted to Alston & Bird LLP. The Company has reviewed the applicability of Regulation M to the Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.
7 See supra notes 1 and 2.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-7-	July 18, 2025
Item 6. Executive Compensation, page 131
5.We note your statement that your executive officers will not receive direct compensation from you, but that you will reimburse the Adviser, Blue Owl, or their affiliates for company expenses incurred on your behalf, which may include compensation. In future filings that require Item 404 of Regulation S-K disclosure, please break out the amounts paid pursuant to expense reimbursement to specify any amounts reimbursed for salaries and benefits of your named executive officers.
The Company acknowledges its duty to report all compensation to its named executive officers and directors. In future filings that require Item 404 of Regulation S-K disclosure, the Company undertakes to disclose the compensation and reimbursement arrangements for its executive officers (including amounts reimbursed for salaries and benefits of named executive officers) and the amounts reimbursed to the Adviser, Blue Owl or their affiliates for compensation earned by the Company’s named executive officers that are specifically attributed to services performed for the Company.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters
Calculation and Valuation of Net Asset Value, page 146
6.We note your use of monthly NAV to calculate certain fees and for pricing your share repurchase plan. Please revise to clarify how you will communicate such NAV pricing directly to investors.
On or around the 15th calendar day after the last calendar day of each month, the Company will determine its NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class for monthly subscription and quarterly repurchase purposes. The Company will disclose the repurchase price for each quarter when available on our website and directly to financial intermediaries. In addition, for monthly subscriptions, the Company will provide notice of the transaction price directly to the financial intermediaries that participate in the private offering, who, in turn, will communicate such transaction price to applicable investors in accordance with the financial intermediary’s policies and procedures.
The Company has revised its disclosure on pages 30, 116, and 152 of Post-Effective Amendment No. 1 to clarify the foregoing.
General
7.Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-8-	July 18, 2025
The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the Registration Statement will automatically become effective 60 days after filing.
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Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-9-	July 18, 2025
Please do not hesitate to call me at (212) 455-2516, James Hahn at (202) 636-5574, or Evan Hudson at (212) 455-7016 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Benjamin Wells

cc:	U.S. Securities and Exchange Commission
Howard Efron
Jennifer Monick

Blue Owl Digital Infrastructure Trust
Kevin Halleran